MOBILETEER iNC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2018

(unaudited)

Mobileteer, LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19	Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings		
Checking XXX7077	-1,024.52	946.59
Total Checking/Savings	-1,024.52	946.59
Other Current Assets		
Due from Redeem	2,455.00	2,455.00
Due from Maguider	48.26	48.26
Total Other Current Assets	2,503.26	2,503.26
Total Current Assets	1,478.74	3,449.85
Fixed Assets		
Fixed Assets		
Fixed Assets--at cost		
Computer Chips	1,600.00	1,600.00
Pod Cases	3,603.23	3,603.23
TV's	3,916.07	3,916.07
Total Fixed Assets--at cost	9,119.30	9,119.30
Accumulated Depreciation	-8,762.00	-8,449.18
Total Fixed Assets	357.30	670.12
Total Fixed Assets	357.30	670.12
Other Assets		
Software Development		
Software Development--Cost	48,518.72	44,237.72
Accum Amort--Website Dev	-3,234.58	0.00
Total Software Development	45,284.14	44,237.72
Total Other Assets	45,284.14	44,237.72
TOTAL ASSETS	**47,120.18**	**48,357.69**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Capital One--Dave Alexander	1,900.48	1,980.30
Credit One	1,174.92	1,039.38
Total Credit Cards	3,075.40	3,019.68
Total Current Liabilities	3,075.40	3,019.68
Long Term Liabilities		
N/P--Ceed	1,675.46	17,750.73
N/P--McDonald	9,715.57	9,715.57
N/P--Davis	5,000.00	5,000.00
Total Long Term Liabilities	16,391.03	32,466.30
Total Liabilities	19,466.43	35,485.98
Equity		
Member Draws/Contribs		
David Alexander Draws/Contribs	22,632.01	0.00
Dave McDonald Draws/Contribs	20,000.00	0.00
Total Member Draws/Contribs	42,632.01	0.00
Member Equity		
Dave Alexander Equity	5,767.13	5,767.13
Dave McDonald Equity	7,104.58	7,104.58

Mobileteer, LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19	Dec 31, 18
Total Member Equity	12,871.71	12,871.71
Retained Earnings	0.00	12,278.83
Net Income	-27,849.97	-12,278.83
Total Equity	27,653.75	12,871.71
TOTAL LIABILITIES & EQUITY	47,120.18	48,357.69

Mobileteer, LLC
Profit & Loss
January through December 2019

	Jan - Dec 19	Jan - Dec 18	$ Change
Ordinary Income/Expense			
Income			
Sales	17,733.16	32,252.42	-14,519.26
Total Income	17,733.16	32,252.42	-14,519.26
Cost of Goods Sold			
Graphic Design	1,611.24	1,327.50	283.74
Computer & Internet	3,619.52	4,184.47	-564.95
Shipping Costs	184.72	118.42	66.30
Depreciation	312.82	1,051.77	-738.95
Cost of Products Sold	19,077.59	10,311.36	8,766.23
Total COGS	24,805.89	16,993.52	7,812.37
Gross Profit	-7,072.73	15,258.90	-22,331.63
Expense			
Amort--Website Developm...	3,234.58	0.00	3,234.58
Loan Closing Costs	0.00	207.00	-207.00
interest Expense	133.53	1,024.41	-890.88
Donations	185.00	525.00	-340.00
Marketing & Advertising			
Advertising	1,973.73	748.47	1,225.26
Referral Groups	1,075.00	2,755.00	-1,680.00
Total Marketing & Advertis...	3,048.73	3,503.47	-454.74
Insurance Expense	2,292.42	5,436.36	-3,143.94
Life Insurance Expense	131.62	0.00	131.62
Taxes			
Franchise Fee	50.00	145.00	-95.00
Total Taxes	50.00	145.00	-95.00
Travel			
Parking Fees	0.00	7.10	-7.10
Total Travel	0.00	7.10	-7.10
Internet Fees	69.90	382.20	-312.30
General Overhead			
Uniforms	45.97	0.00	45.97
Postage	15.85	0.00	15.85
Gifts	0.00	19.08	-19.08
Office Expenses	5,311.59	1,595.54	3,716.05
Bank Fees	1,429.38	1,479.80	-50.42
Charge Card Processing	108.53	13.95	94.58
Total General Overhead	6,911.32	3,108.37	3,802.95
Meals & Ent.	799.97	3,839.71	-3,039.74
Software	1,939.71	1,983.79	-44.08
Automobile			
Automobile Maintenance	352.00	243.62	108.38
Gasoline	1,156.07	2,353.40	-1,197.33
Total Automobile	1,508.07	2,597.02	-1,088.95
Professional Fees			
Legal	147.39	2,882.50	-2,735.11
Accounting	325.00	1,585.50	-1,260.50
Total Professional Fees	472.39	4,468.00	-3,995.61
Telephone	0.00	310.30	-310.30
Total Expense	20,777.24	27,537.73	-6,760.49
Net Ordinary Income	-27,849.97	-12,278.83	-15,571.14

Mobileteer, LLC
Profit & Loss
January through December 2019

	Jan - Dec 19	Jan - Dec 18	$ Change
Net Income	-27,849.97	-12,278.83	-15,571.14

Mobileteer, LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec ...
OPERATING ACTIVITIES	
Net Income	-27,849.97
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Capital One--Dave Alexander	-79.82
Credit One	135.54
Net cash provided by Operating Activities	-27,794.25
INVESTING ACTIVITIES	
Fixed Assets:Accumulated Depreciation	312.82
Software Development:Software Development--Cost	-4,281.00
Software Development:Accum Amort--Website Dev	3,234.58
Net cash provided by Investing Activities	-733.60
FINANCING ACTIVITIES	
N/P--Ceed	-16,075.27
Member Draws/Contribs:David Alexander Draws/Cont...	22,632.01
Member Draws/Contribs:Dave McDonald Draws/Cont...	20,000.00
Net cash provided by Financing Activities	26,556.74
Net cash increase for period	-1,971.11
Cash at beginning of period	946.59
Cash at end of period	**-1,024.52**

Mobileteer, LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec ...
OPERATING ACTIVITIES	
Net Income	-12,278.83
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Redeem	-2,455.00
Capital One--Dave Alexander	1,980.30
Credit One	1,039.38
Net cash provided by Operating Activities	-11,714.15
INVESTING ACTIVITIES	
Fixed Assets:Fixed Assets--at cost:TV's	-605.03
Fixed Assets:Accumulated Depreciation	1,051.77
Software Development:Software Development--...	-13,643.22
Net cash provided by Investing Activities	-13,196.48
FINANCING ACTIVITIES	
N/P--Ceed	17,750.73
Member Equity:Dave Alexander Equity	-5,044.02
Member Equity:Dave McDonald Equity	855.63
Retained Earnings	12,278.83
Net cash provided by Financing Activities	25,841.17
Net cash increase for period	930.54
Cash at beginning of period	16.05
Cash at end of period	**946.59**

MOBILETEER INC
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained Earnings	
	Shares	Amount	Shares	Amounnt	Paid-in Capital	(Accumlated Deficit)	Total
Beginning Balance, July 14, 2014 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	-	-	60,000	50,000	50,000		$ 110,000.00
Other comprehensive gain/(loss)							
Net Income						$ (27,849.00)	$ (27,849.00)
Ending Balance, December 31, 2019	-	-	60,000	50,000	50,000	$ (27,849.00)	$ 82,151.00

Note: Mobileteer Inc., issued 3,000 shares of common stock in January 2020 for a contribution amount of $10,000

MOBILETEER INC.

NOTES TO FINANCIAL STATEMENTS
Fiscal years ended December 31, 2019 and 2018

1. Organization and Purpose

Mobileteer Inc. (the "Company") is a corporation organized under the laws of the State of Michigan. The Company operates a SAAS e-Commerce mobile app platform and derives revenue from purchase transactions through the platform and subscription fees from community partners.

2. Summary of Significant Accounting Policies

A summary of the Company's significant account policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and the requirements of ASC Section 855-10, Subsequent Events.